UNITED ENERGY CORP.
600 Meadowlands Parkway, #20
Secaucus, New Jersey 07094

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

October 3, 2005

Re:	United Energy Corp. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-128276)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United Energy Corp., a Nevada corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) withdraw the Company’s Registration Statement on Form S-3, (File No. 333-128276), filed on September 13, 2005 (the “Registration Statement”), as the Company filed on a form for which it is ineligible.

The Registration Statement was never declared effective and no securities were sold in connection with the offering.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all filing fees paid to the Commission in connection with the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact W. Raymond Felton, Esq., of Greenbaum, Rowe, Smith & Davis LLP, at (732) 549-5600.

Pursuant to the requirements of the Securities Act, we have duly caused this Request for Withdrawal to be signed on the Company’s behalf by the undersigned, thereunto duly authorized, in the City of Secaucus, State of New Jersey.

UNITED ENERGY CORP.
By:	/s/ Brian F. King

Brian F. King Chief Executive Officer